FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2011

Commission File No. 000-32981

QWICK MEDIA INC.
(Translation of registrant's name into English)

3162 Thunderbird Crescent, Burnaby, BC  V5A 3G1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

NOTE:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

51-102F3
Material Change Report

Item 1     Name and Address of Company
Qwick Media Inc. (the “Company”)
3162 Thunderbird Crescent
Burnaby, BC  V5A 3G1

Item 2     Date of Material Change

August 5, 2011

Item 3     News Release

The news release was disseminated on August 5, 2011 through Market News and Stockwatch.

Item 4     Summary of Material Change

 On August 5, 2011, the Company closed a private placement (the “Offering”) with R.J. Tocher Holdings Ltd., a company owned by an insider of the Company, of a US$1,000,000 secured convertible debenture (the “Debenture”).  The Debenture has a maturity date of July 30, 2015 (the “Maturity Date”) and bears interest at 10% per annum.  Principal and accrued interest on the Debenture may be convertible at any time into common shares of the Company (the “Conversion Shares”) at a deemed conversion price of: (i) $0.60 per Conversion Share until July 30, 2012; (ii) $1.00 per Conversion Share between July 31, 2012 and July 30, 2013; and (iii) $1.50 per Conversion Share between July 31, 2013 and the Maturity Date.

The gross proceeds of the Offering will be used for general working capital.

Item 5     Full Description of Material Change
5.1           Full Description of Material Change

                See attached News Release.

5.2           Disclosure for Restructuring Transactions

N/A

Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7     Omitted Information

None

Item 8     Executive Officer

Greg G. Dureault, Vice President and General Counsel

Phone: 778.370.1721

Item 9     Date of Report

August 18, 2011

News Release

Qwick Media Announces Private Placement of US$1,000,000 Convertible Debenture

Vancouver, BC, August 5, 2011 – Qwick Media Inc. (the “Company”) (OTCQB: QWIKF), announces a private placement (the “Offering”) with R.J. Tocher Holdings Ltd., a company owned by an insider of the Company, of a US$1,000,000 secured convertible debenture (the “Debenture”).  The Debenture has a maturity date of July 30, 2015 (the “Maturity Date”) and bears interest at 10% per annum.  Principal and accrued interest on the Debenture may be convertible at any time into common shares of the Company (the “Conversion Shares”) at a deemed conversion price of: (i) $0.60 per Conversion Share until July 30, 2012; (ii) $1.00 per Conversion Share between July 31, 2012 and July 30, 2013; and (iii) $1.50 per Conversion Share between July 31, 2013 and the Maturity Date.

The gross proceeds of the Offering will be used for general working capital.

The securities to be issued in the Offering will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of United States Securities Act of 1933.

FOR FURTHER INFORMATION:
Gregory Dureault
Vice President and General Counsel
Qwick Media Inc.
778.370.1721

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QWICK MEDIA INC.

/s/ Ross Tocher
Ross Tocher
President & Chief Executive Officer

Date:  August 18, 2011